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As filed with the Securities and Exchange Commission on April 5, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

THE TITAN CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	95-2588754
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3033 Science Park Road
San Diego, CA 92121-1199
(858) 552-9500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Nicholas J. Costanza, Esq.
General Counsel
The Titan Corporation
3033 Science Park Road
San Diego, CA 92121-1199
(858) 552-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara L. Borden, Esq.
Matthew T. Browne, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. /x/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be registered	Amount to be registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration fee

Common Stock, $.01 par value per share, including related rights to purchase Series A junior participating preferred stock	722,153	$19.52	$14,096,427.00	$1,297.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based upon the average of the high and low sales price of the registrant's common stock on April 4, 2002 as reported on the New York Stock Exchange.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated April 5, 2002

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

722,153 Shares

Common Stock

        Under this prospectus, the selling stockholders identified in this prospectus may resell up to 722,153 shares of our common stock that we have issued in connection with acquisitions involving the selling stockholders. The net proceeds from the sale of shares by one of the selling stockholders may be used to repay amounts outstanding under a loan we made to that selling stockholder in connection with the acquisition involving that selling stockholder, as described herein under "Use of Proceeds." Otherwise, we will not receive any of the proceeds from the sale of shares by the selling stockholders.

        Our common stock is traded on the New York Stock Exchange under the symbol "TTN." On April 4, 2002, the last reported sales price for our common stock on the New York Stock Exchange was $19.10 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002.

        You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. We are not, and the selling stockholders are not, making an offer of the shares of common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

THE TITAN CORPORATION

        We are a diversified technology company that creates, builds and launches technology-based businesses primarily from technology developed for the government. We were founded in 1981 as a government information technology company. Today, Titan Systems, our core government business, is a key provider of information technology and communications solutions, services and products in the growing federal government information technology market. Titan Systems also serves as our engine, providing us with government-funded research and development activities that generate technology and intellectual property that often form the foundation for our commercial technology applications and new businesses. We have developed and continue to develop new businesses, like our SureBeam and Titan Wireless businesses, from the broad portfolio of technologies, intellectual property and expertise that we have created and continue to create as part of our work under government contracts and our self-funded research and development program. Our government contracts generally permit us to retain intellectual property rights in commercial applications of technologies developed under those contracts. We have also supplemented our internally developed portfolio with technologies, intellectual property and expertise through strategic acquisitions of other government information technology companies. Our strategy is to continue to grow our government business both internally and through acquisitions, while also leveraging our intellectual property portfolio by creating commercial technology applications or individual businesses that can be monetized through either an initial public offering of a subsidiary, a complete spin-off to our stockholders, an outright sale of a business, or a technology license or sale. We were able to implement our monetization strategy with our initial public offering of our SureBeam subsidiary, which is quoted on the Nasdaq National Market under the symbol "SURE" and plan to spin off our remaining majority interest in SureBeam to our stockholders later this year.

        We have organized our business into five segments that reflect the four markets and industries in which we operate, as well as our Emerging Technologies and Businesses segment.

        Titan Systems provides information technology and communications solutions, services and products for defense, intelligence, and other U.S. and allied government agencies.

        SureBeam provides electronic food irradiation systems and services. On October 16, 2001, we adopted a definitive plan to spin off SureBeam in the form of a tax-free dividend to our stockholders within 12 months from that date. We have filed a letter ruling request with the Internal Revenue Service seeking approval of the tax-free distribution, and intend to execute the spin-off as soon as practical following the receipt of a favorable ruling and all required third party consents.

        Titan Wireless provides satellite-based and wireless-based communication services and systems that provide cost-effective voice, data and Internet services in developing countries.

        Cayenta is a total services provider of information technology services and software product applications for its customers' businesses and governmental functions.

        Our Emerging Technologies and Businesses segment develops commercial applications and businesses using technologies created by us, and currently has several new businesses in development, including businesses in which we have applied for patent protection for the underlying technology.

        Our principal executive offices are located at 3033 Science Park Road, San Diego, California 92121-1199, and our telephone number is (858) 552-9500. Our website is located at www.titan.com. The contents of our website are not part of this prospectus.

Recent Developments

        On January 25, 2002, we announced that we, Ion Beam Applications and SureBeam had settled all litigation between Ion Beam Applications and SureBeam, including Ion Beam Applications' action against us and SureBeam relating to SureBeam's patents for its SureBeam systems and SureBeam's counterclaim against Ion Beam Applications alleging infringement of SureBeam's patents.

        On February 25, 2002, we issued a press release announcing that we have entered into a merger agreement to acquire Science & Engineering Associates, Inc. in a stock-for-stock transaction valued at approximately $72 million.

        On March 21, 2002, we completed our acquisition of GlobalNet, Inc. and issued a total of 1,448,726 shares of our common stock to the former shareholders of GlobalNet pursuant to the acquisition.

        On March 21, 2002, we completed the acquisition of Jaycor, Inc. in a stock-for-stock transaction in which we issued 4,919,597 shares of our common stock.

FORWARD-LOOKING INFORMATION

        Some of the statements contained in this prospectus or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Any prospectus supplement may also contain such forward-looking statements. These forward-looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent Form 10-K, our Current Report on Form 8-K filed on March 25, 2002 and our quarterly reports on Form 10-Q for the quarters ended subsequent to our filing of such Form 10-K with the Securities and Exchange Commission, or SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties set forth under "Risk Factors," that could cause actual results to differ materially from those anticipated as of the date of this prospectus, the date of documents incorporated by reference into this prospectus that include forward-looking statements, or the date of any applicable prospectus supplement. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus or the date of any applicable prospectus supplement or the date of documents incorporated by reference into this prospectus that include forward-looking statements.

RISK FACTORS

        An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks discussed under "Risk Factors" in this prospectus and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our growth depends to a large extent on the growth of our commercial businesses, some of which operate in new and unproven markets. If one or more of our commercial businesses fail to gain market acceptance or achieve anticipated revenue levels, we may not be able to recoup our investments in or advances to these businesses, achieve our objective of monetizing these businesses or achieve the operating results that we anticipate.

        We are committed to creating, building and launching technology-based commercial businesses primarily from technologies developed for the government. As part of implementing this strategy, we have developed the three commercial businesses known as SureBeam, Titan Wireless and Cayenta, and are in the process of developing and commercializing the technology applications and businesses in our Emerging Technologies and Businesses segment. If the market for irradiation technology for non-food applications fails to develop or Titan Wireless or Cayenta fail to develop and grow as we anticipate, or Titan Wireless's and/or Cayenta's principal products and services do not gain market acceptance, our revenues will be less than we expect and we may be unable to recoup the equity investments and intercompany advances we have made to develop and grow those businesses. To grow as currently contemplated, we may need to derive an increasing portion of our revenues from our commercial businesses, including the businesses in our Emerging Technologies and Businesses segment. If the markets for some or all of the businesses in our Emerging Technologies and Businesses segment fail to develop and grow as expected, or those markets do develop and grow as expected but those businesses' principal products and services do not meet with market acceptance, our future prospects may suffer. If any of our businesses fail to grow as we anticipate, we may not be able to monetize these businesses and enable our stockholders to realize value from that process.

  Titan Wireless

        Titan Wireless's principal strategy is to provide communications services and systems to developing countries primarily in Asia, Africa, the Middle East, Central Asia and Latin America. Titan Wireless's future success will depend substantially on the rate and the extent to which the markets for communications services and systems develop in the developing countries that it targets. We cannot guarantee that substantial markets for communications services and systems in these developing countries will ever develop, or if those markets do develop, that Titan Wireless will be able to capture a significant portion of those markets. The development of a market for communications services and systems in a particular developing country will depend upon a variety of factors including whether that country has sufficient resources to support such a market and whether the communications services and systems are offered at an affordable cost to their end users so that adequate traffic can be generated. In certain countries, the competition to provide services may become increasingly competitive which could affect revenue growth and margins.

  Cayenta

        Cayenta's market is characterized by fluctuating demand for its products and services based on overall economic conditions and their impact on government and corporate information technology budgets as well as changes in user sentiment toward particular technologies, technology applications and related services. Cayenta's operating results for the year ended December 31, 2001 were adversely affected by a slowdown in corporate spending on commercial information technology services and e-business software applications. Cayenta's market is also intensely competitive. Cayenta's competitors include numerous companies across various segments of the information technology services and software products markets. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to Cayenta's technologies. The costs to develop and to provide information technology services are relatively low. Moreover, barriers to entry, particularly in the areas of information technology consulting and integrating software applications, are low. Therefore, Cayenta will likely continue to face additional competition from new entrants into its market. If overall economic conditions continue to weaken demand for Cayenta's products and services, or if Cayenta is unable to anticipate and respond effectively to changing market conditions or to compete effectively for any reason, its business will suffer.

  Emerging Technologies and Businesses

        The businesses in our Emerging Technologies and Businesses segment face the ongoing challenges of developing technology applications that anticipate and satisfy customer requirements and achieving market acceptance for those technology applications in new and rapidly changing markets. To the extent these businesses fail to effectively meet either of those challenges, our ability to execute our monetizing strategy and provide increased value to our stockholders will be diminished.

We have a limited history of commercializing new technologies and our commercial businesses may not remain or ever become successful.

        In 1991, we adopted a strategy of seeking to develop commercial businesses using technology developed for government purposes in our government defense business. SureBeam and our Titan Wireless business are a product of this strategy. For the most part, our commercial businesses are in a relatively early stage of development. These technology-based businesses are subject to risks and uncertainties inherent in companies at these early stages of development, including:

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  the risks that their base technology will become obsolete and that they will fail to respond in a timely and cost-effective manner to rapid technological changes;

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  the risks associated with operating in markets that are subject to a high degree of competition;

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  the risk that they will have inadequate management resources to capitalize on market opportunities and execute their strategy;

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  the risk that they will be unable to manage rapid growth effectively;

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  the risk that they will be unable to execute successfully each portion of their business strategy on schedule;

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  the risk that we may not identify markets with sufficient opportunities to justify our investments in products and solutions for these markets;

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  the market and operating risks that are unique to each particular business; and

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  the risk that adequate capital may not be available to fund their continued development.

        We balance our investment objectives for each of our businesses with our overall profitability objectives. This balancing is a basic part of our approach to creating and building new commercial businesses and creates the possibility that any or all of our businesses may not grow at the pace or to the level that they otherwise might if they were independent companies. These factors, including the risks identified above, could affect our ability to monetize our investments in our businesses or diminish the value that our stockholders ultimately recognize from those investments.

We may make equity investments or intercompany advances which we could lose or have to write off.

        We have historically funded businesses in our Emerging Technologies and Businesses segment, as well as our other commercial businesses, with equity investments and/or intercompany advances, and expect to continue to do so in the future. From time to time, we also make investments in businesses that are not controlled by us to further our strategic objectives. For example, we had advanced $107 million to Cayenta and had invested approximately $50 million in Ivoire Telecom and approximately $6.8 million in e-tenna as of December 31, 2001. At the time we make these investments or advances, these businesses are typically at an early stage of development. If these businesses do not become profitable or we are unable to monetize our investments in them, we could lose all or a portion of our equity in those businesses and be required to write off some or all of any amounts advanced.

        We previously funded our publicly traded subsidiary, SureBeam, through a $75 million subordinated promissory note, of which we exchanged $73 million on February 13, 2002 for equity of SureBeam at an average price of $9.521 per share and $2 million on December 31, 2001 at an average price of $10.505 per share. We have agreed to extend a new $50 million senior secured revolving line of credit to SureBeam. We are required to obtain the consent of our lenders under our credit facility in order to extend the credit facility to SureBeam. If we do lend money to SureBeam, and if SureBeam does not become profitable, we may be required to write off some or all of any amounts advanced.

We may not be able to effect the tax-free spin-off of our ownership interest in SureBeam in accordance with our announced plan.

        We have filed a request for a letter ruling from the Internal Revenue Service to enable us to distribute our remaining ownership interest in SureBeam to our stockholders on a tax-free basis as soon as practical following receipt of a favorable letter ruling. We also are seeking consent from our lenders under our credit facility in order to effect the spin-off of SureBeam and we cannot be certain that our lenders will authorize this spin-off under these circumstances. We may not obtain a favorable letter ruling from the Internal Revenue Service. Further, we are not obligated to make such a distribution. However, our board of directors has adopted a plan to spin-off SureBeam and, as a result, we have discontinued SureBeam for financial reporting purposes.

Our commercial businesses' growth may be impaired because of investment or funding choices we make or because we are unable to generate sufficient cash flow or to access capital from external sources.

        We typically fund our businesses' growth with equity investments, intercompany advances and/or public or private financing. We may choose not to fund potential growth opportunities for our businesses with equity investments or intercompany advances based on risk considerations or our balancing of our investment objectives for those businesses with our overall profitability objectives. In addition, we may be unable to fund potential growth opportunities for our businesses to the extent that Titan Systems does not generate sufficient cash flow for us to do so or we do not otherwise have capital on hand and/or cannot access adequate capital. We may also be precluded from funding potential growth opportunities for our commercial businesses with public or private financing based on market conditions. To the extent that we are unable to, or choose not to, provide capital to our commercial businesses to fund potential growth opportunities, our commercial businesses' growth could be impaired.

Market conditions and legal and contractual restrictions may impair our ability to monetize our investments in our commercial technology applications and businesses.

        We cannot guarantee that we will be able to monetize any of our investments in our commercial technology applications or businesses, whether through an initial public offering of a subsidiary, a complete spin-off to our stockholders, an outright sale of a subsidiary, or a technology license or sale. Market or competitive conditions may be such that we are unable to complete initial public offerings of our subsidiaries or spin-offs of our subsidiaries to our stockholders at valuations that we consider appropriate, in which case we may choose to delay or forego initial public offerings or spin-offs of these subsidiaries. Based on market or competitive conditions, we may also be unable to sell or license our commercial technology applications or sell our businesses at valuations or for other consideration we consider appropriate, in which case we may choose to delay or forego those sales or licenses. To the extent possible, we intend to structure any initial public offerings that our subsidiaries conduct in a manner to preserve the ability to later distribute the stock we retain in the subsidiaries to our stockholders on a tax-free basis. Under current law, there are a number of tax and other legal requirements that must be satisfied in order to successfully execute this strategy and we cannot guarantee that they will be met. Contractual restrictions may also restrict our ability to successfully execute this strategy. With the exception of Cayenta, our credit facility does not permit our subsidiaries to conduct initial public offerings or, with the exception of Cayenta, allow us to distribute the stock of our subsidiaries to our stockholders without the consent of the lenders. We may distribute the stock of Cayenta to our stockholders without the consent of the lenders so long as we are in compliance with financial ratios specified in, and not otherwise in default under, our credit facility.

We depend on government contracts for a substantial majority of our revenues and the loss of government contracts or a decline in funding of existing or future government contracts could adversely affect our revenues and cash flows and our ability to fund our commercial businesses.

        Our revenues from U.S. government business represented approximately 76% of our total revenues in 2000, and approximately 80% of our total revenues in 2001. Our U.S. government contracts are only funded on an annual basis, and the U.S. government may cancel these contracts at any time without penalty or may change its requirements, programs or contract budget or decline to exercise option periods, any of which could reduce our revenues and cash flows from U.S. government contracts. Our revenues and cash flow from U.S. government contracts could also be reduced by declines in U.S. defense and other federal agency budgets.

        A significant percentage of our products and services are predominantly sold and performed under contracts with various parts of the U.S. Navy or U.S. Air Force or with prime contractors to the U.S. Navy or U.S. Air Force. Although these various parts of the U.S. Navy or U.S. Air Force are subject to common budgetary pressures and other factors, our various U.S. Navy and U.S. Air Force customers exercise independent purchasing decisions. However, because of such concentration of our contracts, we are vulnerable to adverse changes in our revenues and cash flows if a significant number of our U.S. Navy or U.S. Air Force contracts and subcontracts are simultaneously delayed or canceled for budgetary or other reasons.

        In addition to contract cancellations and declines in agency budgets, we may be adversely affected by:

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  budgetary constraints affecting U.S. government spending generally, and changes in fiscal policy;

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  curtailment of the U.S. government's use of technology services and products providers;

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  the adoption of new laws or regulations;

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  technological developments;

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  U.S. government shutdowns, such as that which occurred during the U.S. government's 1996 fiscal year; and

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  general economic conditions.

        These or other factors could cause U.S. defense and other federal agencies to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts. Any of these actions or any of the other actions described above could reduce our revenues and cash flows and impair our ability to make equity investments in or intercompany advances to our commercial subsidiaries as part of our approach to creating and building new businesses.

Government audits of our government contracts could result in a material charge to our earnings and have a negative effect on our cash position.

        Our government contracts are subject to cost audits by the government. These audits may occur several years after completion of the audited work. We could have a material charge to our earnings or reduction in our cash position as a result of an audit, including an audit of one of the companies we have acquired. Some of our acquired companies did not historically impose internal controls as rigorous as those we impose on the government contracts we perform, which may increase the likelihood that an audit of their government contracts could cause a charge to our earnings or reduction in our cash position.

Our operating margins may decline under our fixed-price contracts if we fail to estimate accurately the time and resources necessary to satisfy our obligations.

        Some of our contracts are fixed-price contracts under which we bear the risk of any cost overruns. Our profits are adversely affected if our costs under these contracts exceed the assumptions we used in bidding for the contract. In 2000 and 2001, approximately 30% of our revenues were derived from fixed-price contracts, of which 16% of Titan Systems' revenues were derived from fixed-price contracts with the remaining 14% related to our commercial businesses. Often, we are required to fix the price for a contract before we finalize the project specifications, which increases the risk that we will misprice these contracts. The complexity of many of our engagements makes accurately estimating our time and resources more difficult.

If we are not able to retain our contracts with the U.S. government and subcontracts under U.S. government prime contracts in the competitive rebidding process, our revenues may suffer.

        Upon expiration of a U.S. government contract or subcontract under a U.S. government prime contract, if the government customer requires further services of the type provided in the contract, there is frequently a competitive rebidding process. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. Further, all U.S. government contracts are subject to protest by competitors. The termination of several of our significant contracts or nonrenewal of several of our significant contracts, the imposition of fines or damages, or our suspension or debarment from bidding on additional contracts could result in significant revenue shortfalls.

We may be liable for penalties under a variety of procurement rules and regulations, and changes in government regulations could adversely affect our business.

        Our defense and commercial businesses must comply with and are affected by various government regulations. Among the most significant regulations are the following:

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  the U.S. Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of government contracts;

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  the U.S. Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

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  the U.S. Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts;

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  laws, regulations and Executive Orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data; and

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  laws and regulatory requirements relating to satellite communications and other wireless communication systems in the developing countries where Titan Wireless operates.

        These regulations affect how our customers and we do business and, in some instances, impose added costs on our businesses. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. With respect to U.S. government contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. government.

Our failure to identify, attract and retain qualified technical and management personnel could adversely affect our existing businesses and our ability to build additional commercial businesses.

        We cannot guarantee that we will be able to attract and retain the highly qualified technical personnel for each of our segments, including engineers, computer programmers and personnel with security clearances required for classified work, that are necessary for maintaining and growing our existing businesses or building additional commercial businesses. Our success also depends to a significant extent on the continued contributions of our management personnel for each of our segments. Our ability to build additional commercial businesses in our Emerging Technologies and Businesses segment will depend in part on our ability to attract management personnel from outside Titan with relevant market expertise and management skills, and on our ability to retain and motivate these managers.

We compete in highly competitive markets against many companies that are larger, better financed and better known than us. If we are unable to compete effectively, our business and prospects will be adversely affected.

        Our businesses operate in highly competitive markets. Many of our competitors are larger, better financed and better known companies who may compete more effectively than we can. Our commercial businesses compete against other technologies as well as against companies with similar products and services. In order to remain competitive, we must invest to keep our products technically advanced and compete on price and on value added to our customers. Our ability to compete may be adversely affected by limits on our capital resources and our ability to invest in maintaining and expanding our market share.

We have completed numerous strategic acquisitions and may complete others, which could increase our costs or liabilities or be disruptive.

        Since January 1, 1998, we have acquired 17 government information technology businesses, including the recently completed acquisition of Jaycor, Inc., and have entered into a merger agreement to acquire Science & Engineering Associates as part of our strategy of consolidating government information technology businesses. In addition, since January 1, 1999, we have acquired five information technology services and solutions companies as part of Cayenta's development of its total services provider offering, and have made investments in a wireless telecommunications company, Ivoire Telecom, acquired an international voice, data, and internet services provider, and recently completed the acquisition of GlobalNet, as part of Titan Wireless's business. Several of the businesses that we acquired had themselves acquired other businesses prior to their acquisition by us. We may not be able to complete our proposed acquisition of Science & Engineering Associates or to integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. The acquisition and integration of new businesses involves risk. The integration of acquired businesses may be costly and may result in a decrease in the value of our common stock for the following reasons, among others:

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  we may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other more profitable activities;

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  the difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures;

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  we may not eliminate as many redundant costs as we anticipated in selecting our acquisition candidates; and

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  one or more of our acquisition candidates also may have liabilities or adverse operating issues that we failed to discover through our diligence prior to the acquisition.

        We intend to continue to look for additional strategic acquisitions. Instability in the U.S. securities markets and volatility in our common stock price may make acquisitions with our common stock more expensive.

We may incur significant costs in protecting our intellectual property which could adversely affect our profit margins. Our inability to protect our patents and proprietary rights in the U.S. and foreign countries could adversely affect our businesses' prospects and competitive positions.

        As part of our strategy, we seek to protect our proprietary technology and inventions through patents and other proprietary-right protection in the U.S. and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. In addition, we may incur significant expense both in protecting our intellectual property and in defending or assessing claims with respect to intellectual property owned by others.

        We assess the strength of our patent and intellectual property protection for our technologies and products. Despite our assessments and our belief in the strength of our patent protection for particular technologies or products, our patents may not provide effective barriers to entry against competitors in the markets targeted by particular technologies and products because our competitors may develop competing technologies and products that do not infringe upon our patents. We also could choose to modify or abandon one or more planned or current products because of these assessments or actual or threatened claims by other companies. We are not certain that our pending patent applications will be issued.

        We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. It is possible that these agreements may be breached and that any remedies for a breach will not be sufficient to compensate us for damages incurred. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

Risks of our international operations, including economic conditions in other countries, could adversely affect the prospects of our Titan Wireless, SureBeam and Cayenta businesses.

        Our Titan Wireless, SureBeam and Cayenta businesses each operate in international markets. Through our subsidiary, Titan Wireless, we sell communications services and systems primarily in developing countries. Although we currently sell our communications services and systems primarily in U.S. dollars, currency devaluations and adverse market conditions in developing countries in the past have and in the future could negatively affect demand for our communications services and systems and, consequently, our revenues for this segment. In addition, we may in the future bill for our communications services in local currency. As a result, revenues in this segment may be adversely affected by economic conditions in developing countries. Our businesses that operate in international markets also face the possibility of becoming subject to added costs as part of maintaining compliance with varied foreign regulatory requirements. We do not believe that the international operations of our existing businesses currently subject us to material risks from fluctuations in currency exchange rates. However, as we increase the international operations of our businesses, our risks from fluctuations in currency exchange rates, to the extent we bill for our products in foreign currencies, will increase.

        Selling products or services in international markets also entails other market, economic, cultural, legal and political risks, conditions and expenses. These risks include:

  •
  trade protective measures and import or export licensing requirements or other restrictive actions by foreign governments;

  •
  reduced protection of intellectual property rights;

  •
  political and economic instability;

  •
  difficulties in collecting amounts owed to us;

  •
  difficulties in managing overseas employees and contractors; and

  •
  changes in applicable laws and regulations, including licensing laws, tax laws and regulations.

        Any one of these factors or other international business risks could adversely affect our financial performance.

The covenants in our credit facility restrict our financial and operational flexibility and our failure to comply with them could have a material adverse effect on our business.

        Our credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, or other restricted payments, swap or sell assets, merge or consolidate, or make acquisitions. An event of default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our consolidated assets and the stock of our subsidiaries to secure the debt under our credit facility, excluding our foreign subsidiaries. If the amounts outstanding under the credit facility were accelerated, the lenders could proceed against those consolidated assets and the stock of our subsidiaries. Any event of default, therefore, could have a material adverse effect on our business. Our credit facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility or subject us to other events of default. Any such restrictive covenants in any future debt obligations we incur could limit our ability to fund our commercial businesses with equity investments or intercompany advances, which would impede our ability to execute our approach to creating and building new businesses.

Our operating results may be adversely affected by disruptions in our supply of products and components or services.

        Because our internal manufacturing capacity is limited, we use contract manufacturers. While we use care in selecting our manufacturers, this arrangement gives us less control over the reliability of supply, quality and price of products or components than if we manufactured them ourselves. In some cases, we obtain products from a sole supplier or a limited group of suppliers. For example, we rely upon SureBeam as an exclusive supplier of linear accelerators and SureBeam, in turn, relies on one supplier for some of the key components used to manufacture SureBeam's linear accelerators. Consequently, we risk disruptions in our supply of key products and components if our suppliers fail or are unable to perform because of strikes, natural disasters, financial condition or other factors. Any material supply disruptions could adversely affect our business, financial condition and results of operations as well as our ongoing product cost structure.

Our business is subject to significant environmental regulation. Compliance costs, or any future violations or liability under environmental laws, could harm our business.

        We are subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes and imposing liability for the cleanup of contamination from these substances. We cannot completely eliminate the risk of contamination or injury from these substances or wastes, and, in the event of such an incident, we could be held liable for any damages that result. From time to time, we have been notified of violations of government and environmental regulations. We attempt to correct these violations promptly without any material impact on our operations. In addition, we may be required to incur significant additional costs to comply with environmental laws and regulations in the future. These costs, and any future violations or liability under environmental laws or regulations, could have a material adverse effect on our business.

Our results of operations have historically fluctuated and may continue to fluctuate significantly in the future, which could adversely affect the market price of our common stock.

        Our revenues are affected by factors such as the unpredictability of sales and contracts awards due to the long procurement process for most of our products and services, defense and intelligence budgets, the time it takes for the new markets we target to develop and for us to develop and provide products and services for those markets, competition and general economic conditions. Our product mix and unit volume, our ability to keep expenses within budgets, our distribution channels and our pricing affect our gross margins. These factors and other risk factors described herein may adversely affect our results of operations within a period and cause our financial results to fluctuate significantly on a quarterly or annual basis. Consequently, we do not believe that comparison of our results of operations from period to period is necessarily meaningful or predictive of our likely future results of operations. It is possible that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. If so, the market price of our common stock may decline significantly.

Market perception and performance of our publicly traded subsidiary, SureBeam, could have a disproportionate impact on our common stock price prior to our planned spin-off of SureBeam and could negatively impact the value of SureBeam common stock distributed to our stockholders.

        As the parent company of a publicly traded subsidiary, SureBeam, the market price of our common stock could be disproportionately impacted by negative news or other publicity concerning SureBeam, including public concerns about the safety of irradiated foods, as well as SureBeam's financial performance and the market price of its common stock. Our board of directors has adopted a formal plan to spin off SureBeam to our stockholders through a tax-free stock dividend. While our control of SureBeam involves risks to us and SureBeam, including potential conflicts of interest and the disproportionate allocation of our senior management resources to SureBeam, our separation of SureBeam involves numerous risks to SureBeam. For example, SureBeam to date has relied upon us to finance a significant portion of its liquidity requirements and has relied upon our general corporate and administrative services. Following the spin-off, SureBeam will have to develop its own sources of liquidity in addition to the $50 million senior secured revolving line of credit that we, subject to the consent of our lenders, intend to extend to it. SureBeam's business requires a substantial investment of capital and is subject to numerous risks, including the risk that the irradiation of food will not gain sufficient consumer acceptance to generate the expected level of revenue from processing of food. Independent of us, SureBeam may not be able to access capital markets or obtain other sources of capital necessary to finance its cash requirements and its business and financial results may be negatively impacted. This in turn could negatively affect the value of the SureBeam common stock to be distributed to our stockholders.

Sales of substantial amounts of our common stock in the open market by Science & Engineering Associates shareholders or by the former shareholders of companies recently acquired by us could depress our stock price.

        Other than shares held by affiliates of Science & Engineering Associates, shares of our common stock that are issued to shareholders of Science & Engineering Associates will be freely tradable without restrictions or further registration under the Securities Act. In addition, we recently closed our acquisitions of Jaycor and GlobalNet in which we issued an aggregate of approximately 6,368,323 shares of our common stock to the former shareholders of Jaycor and GlobalNet. All of the shares of our common stock issued to the former Jaycor and GlobalNet shareholders are freely tradable without restrictions or further registration under the Securities Act, unless the shares were issued to affiliates of the acquired companies. If the merger with Science & Engineering Associates closes and if Science & Engineering Associates shareholders sell substantial amounts of our common stock in the public market following the transaction, the market price of our common stock could fall. Sales of substantial amounts of our common stock in the public market by the former Jaycor and GlobalNet shareholders could also cause the market price of our common stock to fall. These sales might also make it more difficult for us to sell equity or equity-related securities at a time and price that we otherwise would deem appropriate or to use our shares to complete other strategic acquisitions. The number of shares of our common stock that will be issued in the Science & Engineering Associates transaction will be based in part on the average closing sales price for shares of our common stock during the 20 trading-day period ending on the last business day before the satisfaction of the merger. Based on an assumed average closing price per share for our common stock of $18.00, we will issue approximately 3,984,722 shares of our common stock in the merger.

Anti-takeover provisions in our certificate of incorporation, bylaws and Delaware law, as well as our shareholder rights plan, could discourage, delay or prevent a change of control that our stockholders may favor.

        Provisions in our certificate of incorporation, our bylaws and Delaware law could make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of us would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions:

  •
  permit our stockholders to take action by written consent instead of at a meeting and to nominate directors or bring other business before stockholder meetings only if they comply with advance notice and other procedural requirements in our bylaws;

  •
  authorize our board of directors, without stockholder approval, to issue up to 2,931,898 shares of blank check preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent a takeover attempt; and

  •
  prohibit us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner.

        In addition to the provisions described above, in 1995 our board of directors adopted a poison pill shareholder rights plan, which may further discourage a third party from making a proposal to acquire us which we have not solicited or do not approve, even if the acquisition would be beneficial to our stockholders. As a result, our stockholders who wish to participate in such a transaction may not have an opportunity to do so. Under our rights plan, preferred share purchase rights, which are attached to our common stock, generally will be triggered upon the acquisition, or actions that would result in the acquisition, of 15% or more of our common stock by any person or group. If triggered, these rights would entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of our common stock having a market value of two times the exercise price. In addition, if a company acquires us in a merger or other business combination not approved by the board of directors, these rights will entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of the common stock of the acquiring company having a market value of two times the exercise price.

USE OF PROCEEDS

        We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders, except as described below. In connection with the acquisition by one of our subsidiaries of substantially all of the assets of Effective Technology Consultants, LLC, or ETC, we loaned $1 million to one of ETC's members. To the extent that the member has not repaid any amounts outstanding under the loan at the time that ETC resells any shares of our common stock under this prospectus and any applicable prospectus supplement, the net proceeds of those resales will be used to repay those amounts. The loan bears interest at 6% per annum and would otherwise mature on the earlier of:

  •
  the date that is 30 days after a date, which we call the delivery date, that is within three business days following the effective date of the registration statement of which this prospectus is a part, on which delivery date we will deliver certain additional consideration to ETC; or

  •
  if the registration statement has not been effective and available for use during the entire 30-day period referred to above, the first date after the delivery date when the registration statement has been effective and available for use for an aggregate of 30 days.

SELLING STOCKHOLDERS

        Under this prospectus, the selling stockholders identified below may resell up to 722,153 shares of our common stock that we have issued or, in the case of 450,000 of such shares, we have committed to issue upon the completion of certain predetermined operating milestones, in connection with acquisitions involving the selling stockholders. The following table sets forth:

  •
  the name of the selling stockholders;

  •
  the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

  •
  the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

  •
  the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the selling stockholders, and that the selling stockholders do not acquire any other shares of our common stock prior to their assumed sale of all of the resale shares.

        The selling stockholders have not had a material relationship with us within the past three years other than as a result of ownership of our shares. The numbers set forth in the column "Numbers of Shares Being Offered" below constitute all of the shares that the selling stockholders may distribute in this offering; however, except as described below, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares and the table below assumes the sale of all shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

        We and one of our subsidiaries entered into an asset purchase agreement with ETC under which we agreed that we would file a registration statement on Form S-3 with respect to the shares of our common stock that we issued into escrow for the benefit of ETC pursuant to that agreement, and would also use our best efforts to cause such registration statement to be declared effective. Accordingly, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of these shares from time to time. ETC has agreed, under the asset purchase agreement, to resell any of the shares of our common stock that it receives out of escrow within a maximum of 15 days following its receipt of those shares. We agreed in the asset purchase agreement to keep the registration statement effective for two years following its effective date or, if earlier, until ETC or its transferees, pledgees, donees or other successors have completed their distribution of any of the shares of our common stock that ETC receives out of escrow.

        We entered into an arrangement with Allan Wegner and Susan Wegner, Richard Troyer and Robert Whalen and agreed that we would file a registration statement on Form S-3 with respect to the shares of our common stock acquired by these selling stockholders in a recent acquisition transaction, and would use our commercially reasonable efforts to cause such registration statement to be declared effective. Accordingly, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of these shares from time to time. We also agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of the date on which all of the shares of common stock offered hereby for the accounts of Allan Wegner and Susan Wegner, Richard Troyer and Robert Whalen have been resold in accordance with the Securities Act, or two years from the effective time of the mergers relating to the acquisition of these shares by these selling stockholders. The registration rights provisions require us to bear all of our registration expenses other than underwriting discounts or commissions, selling or placement agent or broker fees and commissions, and transfer taxes, if any, in connection with sales of the shares of our common stock for the accounts of Allan Wegner and Susan Wegner, Richard Troyer and Robert Whalen that are registered herein.

        This information is based upon information provided by selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 77,248,675 shares of our common stock issued and outstanding as of April 1, 2002.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering[3,4]
Selling Stockholders				Number of Shares Being Offered
	Number		Percent			Number	Percent
Effective Technology Consultants, LLC	172,153	[1]	*	172,153	[1]	0	*
Allan Wegner and Susan Wegner	220,000	[2]	*	220,000	[2]	0	*
Richard Troyer	110,000	[2]	*	110,000	[2]	0	*
Robert Whalen	220,000	[2]	*	220,000	[2]	0	*

1
We have issued 172,153 shares of our common stock into escrow for the benefit of ETC under the asset purchase agreement by which one of our subsidiaries acquired substantially all of ETC's assets. ETC may receive less than the full 172,153 shares out of escrow because, under the asset purchase agreement, we have the option to pay ETC the consideration owed to it, which is represented by the escrow shares, either by issuing those shares to ETC, forgiving debt owed to us by ETC, paying cash to ETC, or through some combination of the foregoing methods. Accordingly, ETC may beneficially own prior to any resale, and offer for resale, less than 172,153 shares of our common stock under this prospectus.

2
We have issued an aggregate of 100,000 shares of our common stock to Allan Wegner and Susan Wegner (40,000 shares), Richard Troyer (20,000 shares), and Robert Whalen (40,000 shares), and have agreed to issue an aggregate of up to 450,000 additional shares of our common stock, upon the completion of certain predetermined operating milestones, to Allan Wegner and Susan Wegner (180,000 shares), Richard Troyer (90,000 shares) and Robert Whalen (180,000 shares). The selling stockholders may resell their respective shares of common stock pursuant to this registration statement only after the issuance of such shares to such selling stockholders.

3
This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

4
Assumes the sale of all shares that may be sold in the offering.

*
Less than 1%

PLAN OF DISTRIBUTION

        Under this prospectus, the selling stockholders may resell up to 722,153 shares of our common stock that we have issued in connection with acquisitions involving the selling stockholders. As used herein, "selling stockholders" includes the selling stockholders named in the table under "Selling Stockholders" in this prospectus and their transferees, pledgees, donees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transaction.

In addition, we will file a supplement to this prospectus upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

        Cooley Godward LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

        The consolidated financial statements of The Titan Corporation as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The consolidated financial statements of Jaycor, Inc. as of January 31, 2002 and 2001 and the two years in the period ended January 31, 2002 appearing in The Titan Corporation's Current Report (Form 8-K), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated statements of income, of stockholders' equity and of cash flows of Jaymark, Inc. (predecessor to Jaycor, Inc.) for the year ended January 31, 2000, prior to restatement to reflect discontinued operations and not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears in the Report on Form 8-K of The Titan Corporation filed on March 26, 2002 incorporated by reference herein. Such financial statements, prior to the restatement described above and to the extent they have been included in the restated financial statements of Jaycor, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Datron Systems Incorporated as of March 31, 2001 and for the year then ended, incorporated by reference in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The audited consolidated financial statements of BTG, Inc. and its subsidiaries for the years ended March 31, 2001 and 2000 have been incorporated by reference herein and in this registration statement in reliance upon the report of Deloitte & Touche LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements and schedule of BTG, Inc. and its subsidiaries for the year ended March 31, 1999 have been incorporated by reference herein and in this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of GlobalNet, Inc. and subsidiary as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, as set forth in their report thereon incorporated by reference herein, and upon their authority as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at 175 West Jackson Blvd., Suite 900, Chicago, Illinois 60604. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with the New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 30 Broad Street, New York, New York 10005.

        The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

  •
  Our Form 10-K for the fiscal year ended December 31, 2001, which was filed on April 1, 2002, including information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2002 annual meeting of stockholders;

  •
  Our amendment to our Current Report on Form 8-K filed August 17, 2001, which was filed on October 18, 2001;

  •
  Our Current Report on Form 8-K which was filed on December 12, 2001;

  •
  Our Current Reports on Form 8-K which were filed on January 22, 2002, January 25, 2002, February 12, 2002, February 26, 2002, March 25, 2002 and March 26, 2002;

  •
  Our amendment to our Current Report on Form 8-K filed on January 22, 2002, which was filed on January 31, 2002, our amendment to our Current Report on Form 8-K filed on January 25, 2002, which was filed on February 7, 2002, and our amendment to our Current Report on Form 8-K filed on March 26, 2002, which was filed on April 4, 2002;

  •
  The description of our common stock contained in our registration statement on Form 8-B filed on June 16, 1969, including any amendment or reports filed for the purpose of updating such description; and

  •
  The description of our common stock contained in our registration statement on Form 8-A12B filed on August 24, 1995, including any amendment or reports filed for the purpose of updating such description.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    The Titan Corporation
    3033 Science Park Road
    San Diego, CA 92121-1199
    (858) 552-9500
    Attention: Rochelle R. Bold, Vice President, Investor Relations

        All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses payable by the registrant in connection with the offering of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$1,297.00
Accounting fees and expenses	40,000.00
Legal fees and expenses	10,000.00
Printing fees and expenses	2,500.00
Miscellaneous	5,203.00

Total	$59,000.00

Item 15. Indemnification of Officers and Directors

        The registrant's bylaws provide for indemnification (to the fullest extent permitted by law) of directors, officers and other agents of the registrant against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is, or was, an officer, director, or agent of the registrant. The registrant also maintains directors and officers liability insurance coverage and has entered into indemnification agreements with its directors and officers.

        Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements, and other amounts under certain circumstances.

        These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Document
4.1	Restated Certificate of Incorporation dated as of November 6, 1986 (which was Exhibit No. 3.1 to the registrant's 1987 Annual Report on Form 10-K and is incorporated herein by this reference)
4.2
Certificate of Amendment of Restated Certificate of Incorporation dated as of June 30, 1987 (which was Exhibit 3.2 to the registrant's 1987 Annual Report on Form 10-K and is incorporated herein by this reference)
4.3
Certificate of Amendment of Restated Certificate of Incorporation dated as of October 21, 1998 (which was Exhibit No. 3.1 to the registrant's Quarterly Report on Form 10-Q dated November 16, 1998 and is incorporated herein by this reference)

4.4	By-laws, as amended (which were filed with the registrant's Quarterly Report on Form 10-Q dated November 13, 1995 as Exhibit 6(a)(3) and are incorporated herein by this reference)
4.5	Amendment to the registrant's By-laws (which was Exhibit 3.3 to the registrant's 1999 Annual Report on Form 10-K and is incorporated herein by this reference)
4.6
Rights Agreement, dated as of August 21, 1995, between registrant and American Stock Transfer and Trust Company (which was Exhibit 1 to the registrant's Form 8-A12B/A filed August 25, 1995 and is incorporated herein by this reference)
5.1	Opinion of Cooley Godward LLP
23.1	Consent of Arthur Andersen LLP, independent public accountants
23.2	Consent of Ernst & Young LLP, independent auditors
23.3	Consent of Deloitte & Touche LLP, independent auditors
23.4	Consent of Deloitte & Touche LLP, independent auditors
23.5	Consent of KPMG LLP, independent auditors
23.6	Consent of PricewaterhouseCoopers LLP, independent accountants
23.7	Consent of KPMG LLP, independent auditors
23.8	Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities it offers, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

  (4)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 5, 2002.

THE TITAN CORPORATION
By:	/s/ GENE W. RAY Gene W. Ray President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric M. DeMarco, Mark W. Sopp and Nicholas J. Costanza, Esq., and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of The Titan Corporation and in the capacities and on the dates indicated.

Date	Signature	Title

April 5, 2002	/s/ GENE W. RAY Gene W. Ray	President, Chief Executive Officer and Chairman of the Board
April 5, 2002	/s/ MARK W. SOPP Mark W. Sopp	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
April 5, 2002	/s/ DEANNA J. HOM Deanna J. Hom	Vice President, Corporate Controller (Principal Accounting Officer)
April 5, 2002	/s/ MICHAEL B. ALEXANDER Michael B. Alexander	Director

April 5, 2002	/s/ EDWARD H. BERSOFF Edward H. Bersoff	Director
April 5, 2002	/s/ JOSEPH F. CALIGIURI Joseph F. Caligiuri	Director
April 5, 2002	/s/ PETER A. COHEN Peter A. Cohen	Director
April 5, 2002	/s/ DANIEL J. FINK Daniel J. Fink	Director
April 5, 2002	/s/ SUSAN GOLDING Susan Golding	Director
April 5, 2002	/s/ ROBERT M. HANISEE Robert M. Hanisee	Director
April 5, 2002	/s/ ROBERT E. LA BLANC Robert E. La Blanc	Director
April 5, 2002	/s/ JAMES ROTH James Roth	Director
April 5, 2002	/s/ JOSEPH E. WRIGHT, JR. Joseph E. Wright, Jr.	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Document
4.1	Restated Certificate of Incorporation dated as of November 6, 1986 (which was Exhibit No. 3.1 to the registrant's 1987 Annual Report on Form 10-K and is incorporated herein by this reference)
4.2
Certificate of Amendment of Restated Certificate of Incorporation dated as of June 30, 1987 (which was Exhibit 3.2 to the registrant's 1987 Annual Report on Form 10-K and is incorporated herein by this reference)
4.3
Certificate of Amendment of Restated Certificate of Incorporation dated as of October 21, 1998 (which was Exhibit No. 3.1 to the registrant's Quarterly Report on Form 10-Q dated November 16, 1998 and is incorporated herein by this reference)
4.4	By-laws, as amended (which were filed with the registrant's Quarterly Report on Form 10-Q dated November 13, 1995 as Exhibit 6(a)(3) and are incorporated herein by this reference)
4.5	Amendment to the registrant's By-laws (which was Exhibit 3.3 to the registrant's 1999 Annual Report on Form 10-K and is incorporated herein by this reference)
4.6
Rights Agreement, dated as of August 21, 1995, between registrant and American Stock Transfer and Trust Company (which was Exhibit 1 to the registrant's Form 8-A12B/A filed August 25, 1995 and is incorporated herein by this reference)
5.1	Opinion of Cooley Godward LLP
23.1	Consent of Arthur Andersen LLP, independent public accountants
23.2	Consent of Ernst & Young LLP, independent auditors
23.3	Consent of Deloitte & Touche LLP, independent auditors
23.4	Consent of Deloitte & Touche LLP, independent auditors
23.5	Consent of KPMG LLP, independent auditors
23.6	Consent of PricewaterhouseCoopers LLP, independent accountants
23.7	Consent of KPMG LLP, independent auditors
23.8	Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

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TABLE OF CONTENTS
THE TITAN CORPORATION
FORWARD-LOOKING INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS